Exhibit 99.4

CONSENT of QUALIFIED PERSON

I, Glenn Bezuidenhout, consent to the public filing of the technical report titled National Instrument 43-101 Independent Technical Report for Asanko Gold Incorporated’s Pre-Feasibility Study on the Esaase Gold Project in Ghana and dated 27 June 2013, effective 14 May 2013, (the “Technical Report”), by Asanko Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release dated 14 May 2013 (the “Press Release”) of Asanko Gold Inc.

I certify that I have read the Press Release filed by Asanko Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 27 day of June 2013

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Signed

Glenn Bezuidenhout
FSAIMM
DRA Mineral Projects (Pty) Ltd